                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                               (AMENDMENT NO. )(1)



                        VISTA Information Solutions, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    928365204
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)
             -------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [x] Rule 13d-1(b)

        [x] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

                                          Page 1 of 10 Pages

---------- (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
       CUSIP No. 928365204                       13G          Page 2 of 10 Pages
--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         CCP Capital, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

         Not Applicable                                                  (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts
--------------------------------------------------------------------------------
                                             5    SOLE VOTING POWER
 NUMBER OF SHARES
 BENEFICIALLY  OWNED BY EACH                          0
 REPORTING PERSON WITH                     -------------------------------------
                                             6    SHARED VOTING POWER

                                                      1,431,596
                                           -------------------------------------
                                             7    SOLE DISPOSITIVE POWER

                                                      0
                                           -------------------------------------
                                             8    SHARED DISPOSITIVE POWER

                                                      1,431,596
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,431,596
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         11.5%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

         CO
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

================================================================================
       CUSIP No. 928365204                       13G          Page 3 of 10 Pages
--------------------------------------------------------------------------------
 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Century Capital Management, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
         Not Applicable                                                  (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts
--------------------------------------------------------------------------------
                                             5    SOLE VOTING POWER
 NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH                           0
 REPORTING PERSON WITH                     -------------------------------------
                                             6    SHARED VOTING POWER

                                                      1,431,596
                                           -------------------------------------
                                             7    SOLE DISPOSITIVE POWER

                                                      0
                                           -------------------------------------
                                             8    SHARED DISPOSITIVE POWER

                                                      1,431,596
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,431,596
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         11.5%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

         CO
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
    CUSIP No. 928365204                          13G          Page 4 of 10 Pages
--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Allan W. Fulkerson
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
         Not Applicable                                                  (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                             5    SOLE VOTING POWER
 NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH                           0
 REPORTING PERSON WITH                     -------------------------------------
                                             6    SHARED VOTING POWER

                                                      1,431,596
                                           -------------------------------------
                                             7    SOLE DISPOSITIVE POWER

                                                      0
                                           -------------------------------------
                                             8    SHARED DISPOSITIVE POWER

                                                      1,431,596
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,431,596
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                           [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11.5%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

          IN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1(a).     NAME OF ISSUER:

               VISTA Information Solutions, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               5060 Shoreham Place #300
               San Diego, CA 92122

--------------------------------------------------------------------------------
           ITEM 2(a).                       ITEM 2(b).               ITEM 2(c).
--------------------------------------------------------------------------------
                                  ADDRESS OF PRINCIPAL BUSINESS
NAME OF PERSON FILING:+           OFFICE OR, IF NONE, RESIDENCE:   CITIZENSHIP:
--------------------------------------------------------------------------------
CCP Capital, Inc.                 One Liberty Square               Massachusetts
                                  Boston, MA 02109
Century Capital Management, Inc.  One Liberty Square               Massachusetts
                                  Boston, MA 02109
Allan W. Fulkerson                Century Capital Management,      U.S.A.
                                  Inc.
                                  One Liberty Square
                                  Boston, MA 02109

+ This Schedule 13G is being filed on behalf of all of the persons listed in this Item 2(a).

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $0.01 par value.

ITEM 2(e).     CUSIP NUMBER:

               928365204

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or Dealer registered under Section 15 of the Exchange
                Act.

        (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

        (e) [x] An investment advisor in accordance with Rule
                13d-1(b)(1)(ii)(E).*

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                               Page 5 of 10 Pages

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        (g) [ ] A parent holding company or control person in accordance with
                Rule 13d-1(b)(1)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c),
        check this box.    [x] **

        * Century Capital Management, Inc. is filing this statement pursuant to Rule 13d-1(b) as an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

        ** CCP Capital, Inc. and Allan W. Fulkerson are both filing this statement pursuant to Rule 13d-1(c).

ITEM 4.        OWNERSHIP.

        (a)    Amount beneficially owned:

               CCP Capital, Inc.                     1,431,596(1)
               Century Capital Management, Inc.      1,431,596(1)
               Allan W. Fulkerson                    1,431,596(1)(2)

               All amounts are stated as of December 31, 1998.

        (b) Percent of class:

               CCP Capital, Inc.                            11.5%
               Century Capital Management, Inc.             11.5%
               Allan W. Fulkerson                           11.5%

               The foregoing percentages are calculated based upon 11,949,729 shares of Common Stock outstanding as of December 31, 1998.

        (c) Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote:

                      CCP Capital, Inc.                                       0,
                      Century Capital Management, Inc.                        0,
                      Allan W. Fulkerson                                      0,

                               Page 6 of 10 Pages

               (ii) Shared power to vote or to direct the vote:

                    CCP Capital, Inc.                           1,431,596(1),
                    Century Capital Management, Inc.            1,431,596(1),
                    Allan W. Fulkerson                          1,431,596(1)(2),

              (iii) Sole power to dispose or to direct the disposition of:

                    CCP Capital, Inc.                                   0,
                    Century Capital Management, Inc.                    0,
                    Allan W. Fulkerson                                  0,

               (iv) Shared power to dispose or to direct the disposition of:

                    CCP Capital, Inc.                           1,431,596(1),
                    Century Capital Management, Inc.            1,431,596(1),
                    Allan W. Fulkerson                          1,431,596(1)(2),

    (1) The aggregate number of shares disclosed in this Item 4 represents 942,176 shares of Common Stock of the Issuer plus the following number of shares of Common Stock of the Issuer which are issuable upon conversion or exercise of the following securities:

           Series D Convertible Preferred Stock                          396,443
           Stock Options                                                  12,500
           Warrant                                                        80,477

    (2) All of these shares are subject to the voting and investment power of CCP Capital, Inc. and Century Capital Management, Inc., entities controlled by Mr. Fulkerson. Mr. Fulkerson disclaims beneficial ownership as to these shares except to the extent of his actual pecuniary interest in these shares.

ITEM 5.        OWNERSHIP OF  FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Century Capital Partners, L.P., a passive investment fund managed for the benefit of its diverse limited partner investors, is the record holder of all of the shares disclosed in Item 4(a) (the "Shares") and therefore has the right to receive any dividends from, or proceeds from the sale of, such Shares. CCP Capital, Inc., the general partner of Century Capital Partners, L.P., has the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. Century Capital Management, Inc., the investment manager of Century Capital Partners, L.P., shares voting and investment power over the Shares with CCP Capital, Inc. Mr. Fulkerson is the president and controlling shareholder of both CCP Capital, Inc. and Century Capital Management, Inc. and therefore may be deemed to have indirect beneficial ownership of the Shares. Mr. Fulkerson disclaims beneficial ownership of the Shares except to the extent of his actual pecuniary interest in such shares.

                                  Page 7 of 10 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               CCP Capital, Inc. and Allan W.Fulkerson:

                      By signing below I certify that, to the best of my
               knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

               Century Capital Management, Inc.:

                      By signing below I certify that, to the best of my
               knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                  Page 8 of 10 Pages

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and accurate.


                                                January 11, 1998
                                                --------------------------------
                                                Date


                                                CCP Capital, Inc.


                                                By:   /s/ Richard Freeman
                                                --------------------------------
                                                   Name:  Richard Freeman
                                                   Title: Vice President

                                                Century Capital Management, Inc.


                                                By:   /s/ Richard Freeman
                                                --------------------------------
                                                   Name:  Richard Freeman
                                                   Title: Managing Director


                                                /s/ Allan W. Fulkerson
                                                --------------------------------
                                                Allan W. Fulkerson
























                               Page 9 of 10 Pages

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                                  EXHIBIT INDEX

Exhibit        Description
-------        -----------

1              Agreement as to Joint Filing of Schedule 13G.











































                               Page 10 of 10 Pages